Dennis Brovarone

ATTORNEY AND COUNSELOR AT LAW

18 Mountain Laurel Drive

Littleton, CO 80127

Phone 303 466 4092 / Fax 303 466 4826

Email: dbrovarone@aol.com

June 4, 2012

Ajay Koduri, Attorney-Advisor

Kathleen Krebs, Special Counsel

U.S. Securities and Exchange Commission

Re: ChineseInvestors.Com, Inc.

Form Amendment No 2 to S-1 Filed May 24, 2012

File No, 333-1792012

Dear Mr. Koduri and Ms Krebs:

This correspondence responds to the staff comments dated June 1, 2012. This response letter is being transmitted via EDGAR on this date with Amendment No. 3 to the registration statement which makes no changes other the filing on a new Exhibit 5.1 and an updated Exhibit 23 Auditor Consent.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1.	We note your response to comment 2 from our letter dated April 24, 2012. Please refer to Indiana Code Section 23-1-38-4 and advise why Indiana does not require a shareholder vote on a reverse split of outstanding common stock. Also present your justification for why Indiana does not place any time limits on shareholder authorization for the board of directors to act upon any matter. Further, advise whether you filed an amendment to your articles of incorporation with the Secretary of State to effectuate the reverse stock split.

RESPONSE: IC 23-1-38-4(5) does entitle the holders of a class “to vote as a separate voting group (if shareholder voting is otherwise required by this article) on a proposed amendment if the amendment would: (5) change the shares of all or part of the class into a different number of shares of the same class.” However the board of directors did not propose an amendment to its articles of incorporation to effect a reverse split and there is no Indiana statutory nor Articles of Incorporation requirement for special voting requirements of any kind or specifically for a reverse split. Therefore in reliance upon 23-1-38-1, board of directors, vested with “all corporate powers” and subject to no limitation set forth in the articles of incorporation pursuant to IC 23-1-33-1 Necessity of board of directors; powers, determined that an amendment to the articles was not required for the reverse split. This also authorized the board’s authority to execute the reverse split at some point in the future as it deems advisable. It should be further noted that even if an amendment had been required, pursuant to IC 23-1-38-3(c) the board of directors may have conditioned its proposed amendment on any basis and so was within its powers to authorize the execution of the reverse split at some point in the future as the board deems advisable. It should also be noted that over 78% of the outstanding common stock and unanimously by those present at the meeting, voted in favor of the board authorization and in the nearly eight years since the vote, no shareholder has ever objected.

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Finally it should also be noted that even if an amendment was required, it could have been done without shareholder approval pursuant to IC 23-1-38-2, which states the board of directors may adopt an amendment without shareholder action to: (4) change each issued and unissued authorized share of an outstanding class into a greater number of whole shares or a lesser number of whole shares and fractional shares if the corporation has only shares of that class outstanding. As the time of the vote, there was no preferred stock outstanding, the board would have had the authority to adopt the amendment without shareholder approval.

Exhibit 5.1

The first paragraph of the legal opinion states "you have requested my opinion as to the legality of the issuance of common stock by ChineseInvestors.COM, Inc." Because you are registering the shares to be held by Kodiak Capital Group, LLC for resale, your opinion should address this transaction. Revise accordingly. Similarly, the opinion states "upon issuance of the Shares pursuant to the Investment Agreement, the Shares will have been duly authorized by all necessary corporate action on the part of the Company." However, as noted, this opinion should address the transaction being registered; that is, revise to state, if true, the shares to be offered for resale by Kodiak will be validly issued, fully paid, and nonassessable.

RESPONSE: The opinion has been revised accordingly.

Thank you for your assistance and we look forward to hearing back from the Staff as soon as possible.

Sincerely,

Dennis Brovarone

Legal Counsel

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